Contacts:

Patty Kehe
Corporate Secretary
Dynasil Corporation of America
Phone: (617) 668-6855
pkehe@dynasil.com

David Calusdian
Executive Vice President and Partner
Sharon Merrill
617.542.5300
DYSL@InvestorRelations.com

Dynasil Corporation of America Reports
First Quarter Fiscal 2013 Financial Results
Company to Host Earnings Conference Call at 5:00 p.m. (ET) Today

Watertown, MA, February 13, 2013 – Dynasil Corporation of America (NASDAQ: DYSL), a leading developer of sensing, detection and analysis technology for homeland security, medical and industrial applications, today announced financial results for the fiscal 2013 first quarter ended December 31, 2012.

“Our first-quarter results underscore our focus on right-sizing the cost structure of our various businesses as we work to conserve cash, work through our debt issues and achieve profitability,” said Dynasil Chairman and Interim CEO Peter Sulick. “In the first quarter of fiscal 2013 we were able to reduce operating expenses to their lowest level in five quarters,” said Dynasil Chairman and Interim CEO Peter Sulick. “Total operating expenses decreased from the first quarter of 2012 and were down 5.5% on a sequential basis. General and administrative expenses, which represent a significant component of our total operating expenses, have declined by over $300,000 as compared to the first quarter of fiscal year 2012.

Net revenue for the first quarter of fiscal 2013 was $10.6 million, compared with $12.1 million for the first quarter of fiscal 2012. Contract Research revenues declined to $4.9 million from $6.2 million in the first quarter of fiscal 2012, primarily due to lower billable material and subcontractor costs in the 2013 period. The Company’s Contract Research backlog has remained consistent at nearly 18 months. Instruments segment revenues were $1.3 million in the first quarter of fiscal 2013 compared with $2.0 million for the 2012 comparable period. The Company attributes this result to customers delaying the purchase of two existing products, a lead paint analyzer and gamma medical probe, in anticipation of the availability of new versions of these products. Dynasil has completed development work on both refreshed products, which are awaiting required regulatory approvals. Offsetting these revenue decreases were increases in the Company’s Optics business of approximately $300,000.

Gross profit for the first quarter of 2013 totaled $4.6 million, or 43.8% of net revenue, compared with $5.1 million, or 42.3% of revenue for the first quarter of fiscal 2012.

Total operating expenses for the first quarter of fiscal 2013 declined to $4.8 million from $4.9 million for the same period of 2012.

Dynasil reported a net loss for the fiscal 2013 first quarter of $0.4 million, or $0.03 per share, compared with net income of $0.4 million, or $0.02 per diluted share, for the same period of 2012.

On December 31, 2012, the Company announced it is in default of certain financial covenants set forth in the terms of its outstanding indebtedness with respect to its fiscal year ended September 30, 2012. The Company continues to be current with all principal and interest payments due on all its outstanding indebtedness and management expects to continue discussions with its lenders to address the financial covenant situation. However, the Company cannot predict when or whether a resolution of this situation will be achieved.

Recent Highlights: Delivery of Pilot Production Order to Thermo Fisher Scientific

In January 2013, Dynasil announced that Thermo Fisher Scientific Inc. (NYSE: TMO) is integrating the Company’s proprietary gamma and neutron scintillator detection technology, known as CLYC, into the Thermo Fisher Scientific RadEye® GN+ Personal Radiation Detector. The device is being deployed to homeland security, defense and law enforcement agencies worldwide.

“We are excited about the prospects of our CLYC dual mode scintillator crystals for homeland security applications as well as other large market opportunities,” Sulick said. “In addition to being able to identify illicit nuclear materials and other threats, our CLYC crystals have broad applicability in industries such as well-logging, where they are used to determine the presence of rocks, minerals, oil, gas and other substances of value. Our Hilger Crystals business unit, which is commercializing this program with support from our RMD business, continues to significantly enhance the CLYC production processes. We have received expressions of interest in CLYC from several prospective customers, and are engaged in design activity on a number of fronts.”

Conference Call Information

Dynasil will host a conference call for investors and analysts at 5:00 p.m. ET today. The call will be hosted by Chairman and Interim CEO and President Peter Sulick and Chief Financial Officer Thomas Leonard. Those who wish to listen to the conference call should visit the Investor Information section of the Company’s website at www.dynasil.com. The call also may be accessed by dialing (877) 407-5790 or (201) 689-8328. For interested individuals unable to join the live conference call, a webcast replay will be available on the Company’s website for one year.

About Dynasil

Dynasil Corporation of America (NASDAQ: DYSL) develops and manufactures detection and analysis technology, precision instruments and optical components for the homeland security, medical and industrial markets.  Combining world-class technology with expertise in research and materials science, Dynasil is commercializing products including dual-mode radiation detection solutions for Homeland Security and commercial applications, probes for medical imaging and sensors for non-destructive testing.  The Company is building a relationship with the Mayo Clinic to develop early-stage opportunities such as advanced biomedical technologies. Dynasil has an impressive and growing portfolio of issued and pending U.S. patents. The Company is based in Watertown, Massachusetts, with additional operations in Mass., Minn., NY, NJ and the United Kingdom. More information about the Company is available at www.dynasil.com.

Forward-looking Statements

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements regarding future events and our future results are based on current expectations, estimates, forecasts, and projections and the beliefs and assumptions of our management, including, without limitation, our expectations regarding results of operations, the commercialization of our products including our dual mode detectors, the adequacy of our current financing sources to fund our current operations, our growth initiatives, our capital expenditures and the strength of our intellectual property portfolio. These forward-looking statements may be identified by the use of words such as “may,” “could,” “expect,” “estimate,” “anticipate,” “continue” or similar terms, though not all forward-looking statements contain such words. The actual results of the future events described in such forward-looking statements could differ materially from those stated in such forward-looking statements due to a number of important factors. These factors that could cause actual results to differ from those anticipated or predicted include, without limitation, our ability to resolve our current default under our outstanding indebtedness, our ability to develop and commercialize our products, including obtaining regulatory approvals, the size and growth of the potential markets for our products and our ability to serve those markets, the rate and degree of market acceptance of any of our products, our ability to address our material weaknesses in our internal controls, general economic conditions, costs and availability of raw materials and management information systems, our ability to obtain and maintain intellectual property protection for our products, competition, the loss of key management and technical personnel, our ability to obtain timely payment of our invoices to governmental customers, litigation, the effect of governmental regulatory developments, the availability of financing sources, our ability to identify and execute on acquisition opportunities and integrate such acquisitions into our business, and seasonality, as well as the uncertainties set forth in the Company’s Annual Report on Form 10-K, including the risk factors contained in Item 1a, and from time to time in the Company's other filings with the Securities and Exchange Commission. The Company disclaims any intention or obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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Dynasil Corporation of America and Subsidiaries

Consolidated Balance Sheets

	31-Dec	30-Sep
	2012	2012
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$2,471,900	$3,414,880
Accounts receivable, net	4,849,552	5,475,142
Cost in excess of billings and unbilled receivables	1,941,547	1,735,798
Inventories, net of reserves	3,550,710	3,271,700
Deferred tax asset	126,187	126,187
Prepaid expenses and other current assets	1,401,925	1,334,649
Total current assets	14,341,821	15,358,356

Property, Plant and Equipment, net	5,093,097	4,984,150
Other Assets
Intangibles, net	6,527,608	6,703,305
Goodwill	10,264,499	10,254,160
Deferred financing costs, net	152,650	165,457
Total other assets	16,944,757	17,122,922

Total Assets	$36,379,675	$37,465,428

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt	$11,511,905	$11,984,492
Accounts payable	2,807,421	2,416,397
Deferred revenue	826,880	694,672
Accrued expenses and other liabilities	1,951,680	2,809,580
Total current liabilities	17,097,886	17,905,141

Long-term Liabilities
Pension liability	342,848	345,443
Deferred tax liability	365,328	371,256
Total long-term liabilities	708,176	716,699

Stockholders' Equity	18,573,613	18,843,588

Total Liabilities and Stockholders' Equity	$36,379,675	$37,465,428

Dynasil Corporation of America

Consolidated Statement of Operations

(Unaudited)

	Three Months Ended
	December 31,
	2012	2011
Net revenue	$10,553,275	$12,132,295
Cost of revenue	5,926,409	7,005,347
Gross profit	4,626,866	5,126,948
Operating expenses:
Sales and marketing expenses	479,878	392,801
Research and development expenses	637,129	519,395
General and administrative expenses	3,701,146	4,028,424
Total operating expenses	4,818,153	4,940,620
Income (loss) from operations	(191,287)	186,328
Interest expense, net	186,767	124,157
Income (loss) before income tax (benefit) provision	(378,044)	62,171
Income tax (benefit) provision	1,298	(308,167)
Net income (loss)	$(379,342)	$370,338

Net Income (loss)	$(379,342)	$370,338
Other comprehensive income (loss):
Foreign currency translation	29,739	(60,360)
Total comprehensive income (loss)	$(349,603)	$309,978

Basic net income per common share	$(0.03)	$0.02
Diluted net income per common share	$(0.03)	$0.02

Weighted average shares outstanding
Basic	14,673,356	15,583,103
Diluted	14,673,356	15,683,834